March 25, 2009

Via U.S. Mail and Facsimile at (212) 451-2222

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

**Re: Specialty Underwriters' Alliance, Inc. ("Specialty" or "the Company")
         Preliminary Proxy Statement on Schedule 14A filed March 17, 2009
         Filed by Hallmark Financial Services, Inc.
         File No. 000-50891**

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note the statement in the last paragraph on page 11 that "SUA's Board *summarily* rejected Hallmark's proposal and refused to enter into discussions with Hallmark. Hallmark was disappointed and surprised by such a reaction, particularly by the *Board's unwillingness to further educate itself on the value and opportunity of the transaction through any meaningful dialogue with Hallmark* (emphasis added)." Please provide a proper factual foundation for the statements. If a factual foundation for such statement is not self-evident, disclosed in the proxy statement or otherwise provided to us, please remove such claims from the proxy statement. Please see Rule 14a-9 under the Securities Exchange Act of 1934, as amended.

2. We note that you state on page 10, "[i]f the Nominees are elected, representatives of Hallmark, a significant stockholder of [Specialty], will serve on the Board, which *would promote significantly greater accountability to all stockholders* (emphasis added)." It appears that this statement implies that your nominees will be more accountable to the Company's stockholders than the current directors because the current directors do not have a substantial ownership interest in the Company. It appears that your nominees own less stock than the Company's current directors, as they own no shares of the Company's stock. Please delete this statement or revise to clarify why, consistent with your other disclosures, you believe these nominees will promote greater accountability when they own less stock in the Company. It also appears that your statement implies that your nominees will be responsive to you, and that your interests are aligned with the interests of all stockholders. Please clarify that as directors, your nominees would, if elected, owe their fiduciary duties to all of the Company's stockholders, and not to you, as your interests do not appear to be the same as those of all stockholders of the Company.

Notice to Stockholders

3. The second paragraph discloses that the filing persons "are not seeking control of the Board of Directors at the Annual Meeting." Please reconcile this with disclosure in the last bullet point on page 6 and in the third paragraph of Item 4 of the Schedule 13D filed on June 23, 2009.

Background to Solicitation, page 4

4. Please revise your disclosure to quantify the potential payments under the employment and change of control agreements rather than state that the payments are "substantial sums" (page 4) or "significant" (page 11).

5. We also note that you characterize your offer to acquire Specialty as "firm" on pages 5 and 11. Please expand your disclosure throughout to clarify whether your offer was subject to any specific terms or conditions. For example, did the offer have an expiration time/date? If so, please disclose.

Reasons For Our Solicitation, page 7

We believe [Specialty]'s inability to create value…, page 7

6. We note that you state that "[Specialty]'s 2008 year-end book value per Share of $8.62 is 9.3% below its November 23, 2004 initial public offering price of $9.50 per Share." It appears that you are comparing the book value per share as of one date to the stock price as of a different date. Please revise to compare the same valuations as of the different dates. For example, compare the book value per

share as of November 23, 2004 to the book value per share as of December 31, 2008.

We believe [Specialty]'s "B+" rating from A.M. Best…, page 8

7. We note that you state that "[w]e are aware that certain financial institutions and banks require property owners with loans to be insured by insurers with at least an "A-" rating by A.M. Best. Certain other insureds choose to insure their own property and casualty risks only with such higher-rated insurers. Also, due to financial responsibility laws, we are aware that some states and the federal government require certain regulated entities to purchase mandatory insurance from insurers holding a minimum of "A-" rating by A.M. Best." Please revise to characterize this statement as an opinion or belief, and ensure that a reasonable basis for each opinion or belief exists. Alternatively, please attribute the statements to the source from which you obtained the information.

The Nominees have the experience and qualifications…., page 12

8. We note that you state that "[i]f elected, the Nominees will represent a minority of the members of the [Specialty] Board." Please expand to clarify if the Nominees will represent a minority of the independent directors of the Specialty Board.

Proposal No. 1 - Election of Directors, page 13

9. Please revise your disclosure of Robert M. Fishman's and Mark E. Pape's business experience to disclose all business experience for the last five years. It appears that there are the following gaps in Mr. Fishman's experience January 2009 to the present, May 2007 to January 2008 and September 2004 to October 2005. It also appears that there is no business experience disclosed from December 2007 to August 2008 and May 2005 to September 2005 for Mr. Pape. Please revise to disclose their business experience for the relevant time periods.

10. We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, we note that the shares represented by the gold proxy card will be voted for any substitute nominees. Please note that we consider the existence of alternative nominees to be material to a security holder's voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1) and Item 7 to Schedule 14A.

Voting and Proxy Procedures, page 17

11. We noticed the disclosure that there "is no assurance that any of the Company's nominees will serve as directors if our Nominees are elected." Revise to state whether or not the remaining seats are likely to be vacant or filled by the Company's nominees. In addition, disclose any plans to fill any such vacancies on the Board. See footnote # 76 to Exchange Act Release 31326 (October 16, 1992).

Solicitation of Proxies, page 18

12. We note that you may solicit proxies via mail, facsimile, telephone, telegraph, Internet, in personal and by advertisements. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Incorporation by Reference, page 21

13. We note that the disclosure refers security holders to information that the filing persons are required to provide and will be contained in the Company's proxy statement for the annual meeting. We presume that you are relying upon Exchange Act Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. If you disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

14. We note your disclosure providing that "[a]lthough we do not have any knowledge indicating that any statement made by Hallmark herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by [Specialty] to disclose events that may affect the significance or accuracy of such information." Please revise this statement to remove the implication that Hallmark Financial Services and the other participants are not responsible for the accuracy or completeness of the disclosure contained in the proxy statement. Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

Schedule I

    15. Please disclose the full name(s) of the natural person(s) who have or share voting and/or investment powers over the securities held of record by each of the entities listed in this schedule. Refer to Item 5(b) of Schedule 14A.

* * * *

        Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please contact the undersigned at (202) 551-3575. If you require additional assistance you may contact Perry Hindin, Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3444 or, in his absence Nicholas Panos, Senior Special Counsel with the Office of Mergers & Acquisitions at (202) 551-3266.

Sincerely,

Jennifer Riegel
Attorney-Advisor